UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Report on Form 6-K dated February 19, 2016

Commission File Number: 1-14846

AngloGold Ashanti Limited
(Name of Registrant)

76 Rahima Moosa Street
Newtown, Johannesburg, 2001
(PO Box 62117, Marshalltown, 2107)
South Africa
Tel: +27 (0) 11 637 6000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑

AngloGold Ashanti Limited hereby furnishes the following exhibit with this Report.

Exhibit No.	Description

2.1*	Stock Purchase Agreement, dated as of June 8, 2015

*
Pursuant to Item 6.01(b)(2) of Regulation S-K, schedules to the Stock Purchase Agreement have been omitted. Such schedules are listed in the Stock Purchase Agreement. AngloGold Ashanti Limited agrees to furnish a copy of any omitted schedule to the Commission on request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: February 19, 2016
	By:	/s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance